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[LOGO OF SEVEN UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA INC.]

                                                                   March 7, 1997

To Our Stockholders:

  On behalf of the Board of Directors of Seven Up/RC Bottling Company of Southern California, Inc. (the "Company"), we are pleased to inform you that on February 28, 1997, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Dr Pepper Bottling Company of Texas and DPB Acquisition Corp. (the "Purchaser"). Pursuant to the Merger Agreement, the Purchaser has today commenced a cash tender offer (the "Offer") to purchase all of the issued and outstanding shares of Common Stock of the Company (the "Shares") at $12.00 net per Share in cash (the "Offer Consideration").

  Pursuant to the terms and conditions of the Merger Agreement, the Offer will be followed by a merger of the Company and the Purchaser whereby each Share will be converted into the right to receive the Offer Consideration.

  THE COMPANY'S BOARD OF DIRECTORS HAS APPROVED THE OFFER AND MERGER AND HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY TENDER THEIR SHARES PURSUANT TO THE OFFER.

  In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including the written opinion dated February 28, 1997 of Houlihan, Lokey, Howard and Zukin, Inc., the Company's financial advisor, to the effect that, as of such date and based upon and subject to certain matters stated therein, the consideration to be received by holders of Shares (other than the Purchaser and its affiliates) pursuant to the terms of the Merger Agreement is fair to such holders from a financial point of view. The Schedule 14D-9 contains other important information relating to the Offer, and you are encouraged to read the Schedule 14D-9 carefully.

  In addition to the attached Schedule 14D-9, enclosed also is the Offer to Purchase dated March 7, 1997, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares in the Offer. These documents state the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decisions with respect to tendering your Shares pursuant to the Offer.

                                        On behalf of the Board of Directors,

                                        /S/ Bart S. Brodkin
                                        Bart S. Brodkin Chairman of the Board,
                                        President and Chief Executive Officer